SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Common Stock, no par value

American Depositary Shares, each representing 2,000 shares of Common Stock

(Title of Class of Securities)

51817R2051

(CUSIP Number)

Joshua Peck

c/o Sixth Street Partners, LLC

2100 McKinney Avenue

Suite 1500

Dallas, TX 75201

469-621-3001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

No CUSIP number exists for the underlying shares of Common Stock, as the Common Stock is not traded in the United States. The CUSIP number 51817R205 is only for the American Depositary Shares representing Common Stock.

CUSIP 51817R205

1	NAME OF REPORTING PERSON SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) *,** (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 147,899,885,995 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 147,899,885,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,899,885,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 604,441,789,335 shares of Common Stock outstanding as of July 18, 2024 as provided by the Issuer.

CUSIP 51817R205

1	NAME OF REPORTING PERSON ALAN WAXMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) *,** (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 147,899,885,995 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 147,899,885,995 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,899,885,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 604,441,789,335 shares of Common Stock outstanding as of July 18, 2024 as provided by the Issuer.
*

The Reporting Person (as defined herein) together with the Other Shareholders (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 of this Schedule 13D. As noted below, the Reporting Person expressly disclaims membership in a group with any other person.

**

This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a “group” with the Other Shareholders within the meaning of Section 13(d) of the Act, and the Reporting Persons expressly disclaim such membership. See Item 4 of this Schedule 13D for additional information.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on November 3, 2022 (as so amended, the “Schedule 13D”) relating to shares of Common Stock, without par value (“Common Stock”), of LATAM AIRLINES GROUP S.A., a sociedad anónima organized under the laws of Chile (the “Issuer”).

Shares of Common Stock are held by Lauca Investments, LLC, a Delaware limited liability company (“Lauca”), which is owned by TAO Finance 3-A, LLC, a Delaware limited liability company (“TAO Finance”), Conifer Finance 3, LLC, a Delaware limited liability company (“Conifer Finance”) and Redwood IV Finance 3, LLC, a Delaware limited liability company (“Redwood Finance”). Sixth Street Partners Management Company, L.P., a Delaware limited partnership (“Management Company”) ultimately indirectly controls (i) Sixth Street TAO GenPar, L.P., a Delaware limited partnership, which is the manager of TAO Finance, (ii) Sixth Street Fundamental Strategies GenPar, L.P., a Delaware limited partnership, which is the manager of Conifer Finance and (iii) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the manager of Redwood Finance.

Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D filed on November 3, 2022.

The Issuer’s American Depositary Shares (the “ADS”), evidenced by American Depositary Receipts (“ADRs”), each represent 2,000 shares of Common Stock.

Item 2.	Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended to read as follows:

(b) The principal business address of Management Company is c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201. The principal business address of Mr. Waxman is c/o Sixth Street Partners, LLC, 1 Letterman Drive, Building B, Suite B6-100, San Francisco, CA 94129.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On July 24, 2024, Lauca entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC each in their capacity as the representative (the “Representatives”) of the several underwriters (the “Underwriters”) named in Schedule I thereof, the Issuer and the other selling shareholders named in Schedule II thereof. Pursuant to the Underwriting Agreement, Lauca sold to the Underwriters 10,384,970 ADS, each representing 2,000 shares of Common Stock, at a price per ADS of $23.16 (the “Offering Price”) (the “Underwritten Offering”). In addition, Lauca granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the Offering Price, up to an additional 1,810,679 ADS to cover overallotments, if any.

The ADS purchased by the Underwriters were issued by JPMorgan Chase Bank, N.A. (the “Depositary”) and are evidenced by ADRs pursuant to the Deposit Agreement, dated as of September 21, 2017, as amended by the first amendment, dated as of March 12, 2021, and the second amendment, dated as of July 24, 2024 (the “Deposit Agreement”), among the Issuer, the Depositary, and all holders from time to time of the ADRs issued thereunder evidencing ADS representing deposited shares of Common Stock.

The Underwritten Offering was effected pursuant to an automatic shelf registration statement on Form F-3 (File No. 333-280866) filed by the Issuer on July 18, 2024. The Underwritten Offering closed on July 26, 2024.

In accordance with the Underwriting Agreement, Lauca entered into a lock-up agreement with the Underwriters agreeing that, subject to certain exceptions, it may not, during the 120-day period from July 18, 2024, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Common Stock or ADS, or any options or warrants to purchase any shares of Common Stock or ADS, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or ADS (such shares of Common Stock, ADS, options, rights, warrants or other securities, collectively, the “Lock-Up Securities”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement would be settled by delivery of Common Stock, ADS or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the lock-up agreement filed as an exhibit hereto and which is incorporated herein by reference.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, the entities or persons affiliated with such persons and identified in clause (a) of Item 2, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 604,441,789,335 shares of Common Stock outstanding as of July 18, 2024 as provided by the Issuer.

(c) The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Item 4 summarizes certain provisions of the Underwriting Agreement and the lock-up agreement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 6 – Lock-Up Agreement

Exhibit 7 – Authorization and Designation Letter, dated June 15, 2023, by Alan Waxman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2024

Sixth Street Partners Management Company, L.P.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Alan Waxman

By:	/s/ Joshua Peck(3)
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman

(3)	Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated June 15, 2023, filed herewith.